EXHIBIT 10.2

WESTMORELAND COAL COMPANY
EXECUTIVE SEVERANCE POLICY

1.	POLICY STATEMENT(S)

Westmoreland Coal Company considers the attraction and retention of a sound and vital management group essential to protecting and enhancing the Company’s success and in the shareholders’ best interest; therefore, there may be situations where certain senior executives, as defined in this Policy, shall be granted severance awards/benefits (“severance”). Senior executives will be entitled to receive severance as outlined in the procedure below. This Policy shall not apply if the termination of employment results from the death of the senior executive.

THIS POLICY SHALL BE BINDING ON THE COMPANY AND ITS SUCCESSORS AND THEIR AFFILIATES, SUCCESSORS AND ASSIGNS, AND MAY NOT BE REVOKED OR MODIFIED WITHOUT THE CONSENT OF THOSE SENIOR EXECUTIVES COVERED HEREUNDER.

2.	PROCEDURE

2.1 Eligibility

Senior executives of Westmoreland Coal Company ("WCCo.") as related to the terms and conditions of this Policy include Senior Management as set forth below:

Francis J. Boyle (as limited by Section V. below) Pemberton Hutchinson Christopher K. Seglem Ronald W. Stucki Theodore E. Worcester

2.2 Termination of Employment

For purposes of this Policy, Termination shall be deemed to have occurred and severance shall be granted at any and all times for the following reasons:

1)	Discharge for unacceptable job performance (other than that resulting from gross or willful misconduct, which is defined as an act or acts constituting larceny, fraud, gross negligence, crime or crimes, moral turpitude in the course of employment, or willful and material misrepresentation to the Company's directors or officers).

2)	Discharge due to recognition of a mistake in the recruiting process, as determined by management.

3)	A significant reduction, or increase without adequate compensation, in the nature or scope of the senior executive's authority or duties.

4)	A relocation of the senior executive from Philadelphia to any location other than Charlotte, N.C., or a reduction in the senior executive's base compensation, a material reduction of the value of the aggregate of employee benefits as described in Benefits Included in Severance below, or cessation of eligibility for incentive bonus payments.

5)	A Change in Control of WCCo., which is defined as:

(i)	a transaction, acquisition, merger, other event or series of events ("event") which results in any individual, person, entity or group acting in concert ("person") having beneficial ownership of 20% or more of WCCo.'s common stock or voting preferred stock or any combination thereof, that will give that person ownership or control of 20% or more of the combined voting power of all stock generally entitled to vote for the election of directors; or where such person prior to a transaction, acquisition, merger, other event or series of events holds a 20% or more voting power, as defined heretofore, an event which increases that person's interest by 5% or more; unless a majority of those members of the Board of Directors who were in office prior to the occurrence of the event determines at the next regularly scheduled Board meeting that the event was not hostile or adverse; or

(ii)	a change in the membership of the Board of Directors when, in less than two years, the directors prior to the change cease to constitute a majority, unless the new directors were designated as nominees or were elected to fill a vacancy on the Board by two-thirds of the incumbent directors at the time; or

(iii)	a consolidation or merger as a result of which WCCo. is not the surviving or continuing corporation or where WCCo.'s stock is converted into cash, securities or other property; or any sale, lease, exchange or other transfer of all or substantially all of the assets of WCCo; or an adoption of any plan or proposal for the liquidation or dissolution of WCCo.

2.3 Severance Award

1)	In the event of Termination of Employment of a senior executive, as set forth above, such executive shall be entitled to a severance award in an amount equal to twice his/her annual average cash compensation. Annual average cash compensation shall be defined as the greater of (i) the annualized base salary at the time of severance plus the amount of bonus awarded (including amounts deferred) in that year or (ii) the annual average of his/her most recent five calendar years of base salary and bonus awarded (including amounts deferred), including the year of termination. If employment was for a period of less than five calendar years, the average will be calculated on actual calendar years of service. In any event, any partial year or less than twelve months will be annualized.

2)	In the event the senior executive accepts a position with the surviving or continuing corporation following a change of control, as defined in section II (5), which is the same or comparable to such executive's position with the company and provides a comparable executive severance package, then such executive's severance award from the Company shall be reduced by an amount equal to two times the base salary in the position accepted with the surviving or continuing company and the net present value of such severance award shall be due and payable at the consummation of the change of control.

3)	In the event of change of control, as defined in section II (5), if there has been a determination that the event was not hostile or adverse as provided in section II (5) (i) each senior executive shall be entitled to an amount equal to a 100% award under the bonus plan then in effect, payable at the consumation of the change of control, whether or not the senior executive accepts employment with the surviving or continuous corporation and whether or not such change of control is deemed hostile.

4)	The severance award shall be payable to the senior executive in approximately equal monthly amounts over a period of 24 months following the date of termination. Notwithstanding the foregoing, the senior executive shall be permitted to cash out the present value of his/her total severance discounted at the two-year treasury bill rate including the present value of his/her executive benefits in lieu of receiving the same, in a lump-sum cash distribution at the time of termination.

5)	In the event that any provision of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), or the proposed regulations thereunder, would be violated by implementation of this policy, the amount payable shall be adjusted so as to conform with the tax law.

2.4	Benefits Included in Severance: In addition to the severance award, the following benefits shall be provided for the senior executive, for the duration stated, unless the senior executive is reemployed where comparable benefits are provided.

Benefit		Duration

a)	Medical & Dental and Life Insurance with coverage, and contribution rates and in amounts in effect at the time of termination.	For a period of two years from termination date,

b)	ISO/SAR	In accordance with the Plan provisions as related to termination of employment

c)	Financial Planning	For the year of termination plus one year

d)	Outplacement Service, with a firm that provides office space and secretarial services	For a period of up to two years from termination date, but ending upon acceptance of employment

e)	Vacation	Unused vacation for the year of termination
2.5 Other

In the event that it shall be necessary for the senior executive to retain legal counsel or incur other costs and expenses in connection with the enforcement of any or all of his/her rights under this Policy, the Company shall pay (or the senior executive shall be entitled to recover from the Company, as the case may be) reasonable attorneys’ fees and costs and expenses in connection with the enforcement of his/her rights regardless of the final outcome, unless a court of competent jurisdiction shall finally determine that, under the circumstances, recovery by the senior executive of all or a part of any such fees and costs and expenses would be unjust.

Westmoreland’s obligation to pay severance and to provide the associated executive benefits to the senior executive as provided in this Policy shall be absolute and unconditional and shall not be subject to any set-off, counterclaim, recoupment, defense or other right which the Company may have against the senior executive. All amounts (including legal expenses mentioned above) not paid when due hereunder shall bear interest at the rate of 1.5% per month until paid.

Upon agreement to the terms and benefits to be provided under this policy, the senior executive shall sign a release, acknowledging that such payments and benefits are in full satisfaction of all amounts and obligations due and owing hereunder.